August 26, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Sun BioPharma, Inc. Registration Statement on Form S-1 (Registration No. 333-239661) Concurrence in Acceleration Request

Ladies and Gentlemen:

Craig-Hallum Capital Group LLC (“Craig-Hallum”), as managing underwriter for the referenced offering, hereby concurs in the request by Sun BioPharma, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. Eastern Time on Thursday, August 27, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Craig-Hallum affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, CRAIG-HALLUM CAPITAL GROUP LLC By: /s/ Rick Hartfiel Name: Rick Hartfiel Title: Director of Investment Banking